AR/S

A BIRD IN THE HAND...

AZTAR CORPORATION ANNUAL REPORT 2002





...OR TWO IN THE BUSH?



OUR COMPANY HAS A RARE OPPORTUNITY: WE DON'T HAVE TO MAKE THE CHOICE. OUR "BIRD IN THE HAND" IS OUR COMPANY TODAY, WITH STRONG, SOLID OPERATIONS, CONSISTENT CASH FLOW AND PERHAPS THE BEST BALANCE SHEET IN OUR INDUSTRY. AT THE SAME TIME, WE HAVE CONTROL OVER OUR "TWO BIRDS IN THE BUSH": THE EXPANSION OF TROPICANA ATLANTIC CITY, ANTICIPATED TO OPEN IN EARLY 2004, AND THE OPPORTUNITY WE HAVE TO REDEVELOP THE FANTASTIC 34-ACRE SITE OF TROPICANA LAS VEGAS. OUR COMPANY IS A GREAT VALUE TODAY AND HAS GREAT GROWTH POTENTIAL FOR TOMORROW.

TO OUR SHAREHOLDERS

Our company continues to produce significant value for shareholders. During the past five years, we have increased operating income by more than 100 percent and we have increased cash flow from operating activities by 160 percent. We have cut our average cost of borrowing by 30 percent and repurchased 25 percent of our common stock. We accomplished all this while achieving what are now among the strongest leverage and interest coverage ratios in the gaming industry.

As for growth, a big part of our story for 2004 and beyond is the expansion of Tropicana Atlantic City. This project creates in a single integrated property the largest hotel, the third largest casino and the only indoor dining/entertainment/retail complex in Atlantic City. The complex will be called The Quarter, and will offer 200,000 square feet of space set in a Las Vegas-style indoor streetscape evoking images of Old Havana. Over 40 new outlets are planned for The Quarter, which, when added to the over 20 existing outlets, would result in over 60 dining, entertainment and retail choices at the Tropicana. The other key elements of the expansion are 502 additional hotel rooms (a 30% increase) focused on cash-paying convention and business guests during the week and cash-paying free-and-independent travelers and database customers on weekends; a high-quality 2,400-space parking garage (a 65% increase); 20,000 square feet of premium meeting and convention space (a 40% increase); and a total slot machine count of more than 4,400 units. The expansion, which we anticipate opening by March 1, 2004, will be seamlessly integrated with the existing facilities to create the largest and most diverse casino resort in Atlantic City.

The objective of the expansion is to increase the Tropicana's cash flow by increasing supply-constrained capacity, differentiating the Tropicana from other Atlantic City properties, and attracting new customers to the Tropicana and to Atlantic City by offering a deeper and broader non-casino entertainment experience.

The goal for the Tropicana expansion is to generate an incremental $50 million to $60 million of earnings before interest, taxes, depreciation and amortization (EBITDA) by Year 2 after opening, resulting in $0.50 to $0.70 of incremental earnings per share and a very high rate of return on invested capital.

Our other big opportunity is the Tropicana Las Vegas location. We continue to operate the Tropicana as a going concern while we develop a master plan for potential development that envisions the creation of two separate but essentially equal and inter-connected 17-acre sites. We would develop the north site and hold the south site for our future development, joint venture development or sale for development. We plan to complete a detailed design development effort by the end of 2003, and we will decide then whether or not to proceed. Our real estate in Las Vegas is some of the most desirable on the Strip, and we intend to fully capitalize on it at the appropriate time and in the appropriate manner.

FINANCIAL HIGHLIGHTS	2002	2001	2000	1999	1998
(in millions, except per share data)					
Revenues	**$834.3**	$849.5	$848.1	$800.3	$806.1
Operating Income	**136.5**	131.4	115.5	89.6	81.6
Income per Common Share					
Before Extraordinary Items (assuming dilution)	**1.51**	1.48	1.23	0.46	0.23

TO OUR SHAREHOLDERS

We have been actively positioning ourselves for the growth that we foresee and we took significant steps in this direction in 2002:

- We bought out our partners in Las Vegas, giving us full ownership and control of the valuable 34-acre Tropicana site at the corner of Las Vegas Boulevard (the famed "Strip") and Tropicana Avenue.

- We commenced construction in April of the expansion of Tropicana Atlantic City, a $245 million project that will add new dimensions to the Atlantic City market in early 2004.

- We renegotiated our riverboat-landing land lease with the City of Evansville, opening the door for beneficial economic development around our property.

- We commenced in December 2002 another buyback of our common stock with an authorization from our board of directors to purchase up to 4.0 million shares.

While our operating results in 2003 are clearly important, this management team's overriding focus is on making the right balance sheet decisions, the right development decisions and the right operating decisions for 2004 and for the years beyond. We believe that our company is extremely well positioned for meaningful growth, with a firm footing in our financial strength and an experienced eye on the objectives ahead: maintaining the strength of our existing operations, completing and reaping the benefits of the Atlantic City Tropicana expansion, maximizing the potential for the Las Vegas Tropicana site, and preparing for opportunities to create shareholder value beyond that. With the opening of our Atlantic City expansion less than a year away, we are optimistic that the investment community will take notice of our accomplishments and our bright future, and value the company accordingly.

All of this serious focus on managing our company doesn't mean we have lost sight of our mission to create fun, fantasy, excitement and entertainment in all sorts of ways for our customers. Read on for a sampling of how we accomplish that.

Paul E. Rubeli | Chairman of the Board, CEO

Robert M. Haddock | President, CFO




TROPICANA

OUR HANDS SPAN AMERICA

Pick your locale. On the Boardwalk in Atlantic City or the Strip in Las Vegas, or maybe in a river town — on the Ohio, the Mississippi, or the Colorado. The geographical diversity of our properties provides a broad base to deal with regional economic trends.





AZTAR'S INNOVATION AND SUCCESS GO

HAND IN HAND

Where do you find tic-tac-toe-playing hens, acrobats soaring over slot machines, players spinning a giant wheel in a casino to win lottery tickets? In Aztar casinos, naturally, where these and other novel experiences create fun for customers and challenge competitors by going beyond the conventional.





THE MIDAS TOUCH

It's not just the best casino games and the latest in slot machines. It's big cats and showgirls vanishing before your eyes ... comedians of every stripe ... jugglers and mimes and other entertainers strolling through the casino. Color and excitement everywhere. Fantasy is a mainstay in an Aztar casino.





THE PERSONAL TOUCH

There's only one casino operator that offers at the same time the longest-running production show in Las Vegas, a dramatic and heartwarming tribute to the military and our veterans in Laughlin, and the nicest Asian table-games room in Atlantic City. It's Aztar, where variety helps suit each of our casinos to the unique demographics of its own market.




PAYS

A WINNING HAND

Sure, there's mystery here, glamour there. But there's also a quick hand on the door, a sure hand on the cards, a willing hand to meet your every need. All with a bright smile and a friendly greeting and a commitment to creating a great experience on all levels in an Aztar casino.









REACH

FOR THE SKY

The sky's the limit for our Tropicana Atlantic City expansion. More rooms. More dining, entertainment and retail than anybody in Atlantic City. More and better parking. More fun. Opening anticipated by March 1, 2004!


TROPICANA
TROPICANA

TABLE OF CONTENTS

SUMMARY OF SELECTED FINANCIAL DATA[(a)]

For the Five Years Ended January 2, 2003

	2002	2001	2000	1999	1998
OPERATIONS DATA (IN THOUSANDS)					
Revenues	$ 834,274	$ 849,463	$ 848,088	$ 800,314	$ 806,136
Rent	(12,770)	(18,635)	(17,253)	(17,122)	(19,373)
Depreciation and amortization	(50,499)	(51,813)	(53,924)	(53,908)	(53,493)
Operating income	136,480	131,408	115,475	89,594	81,646
Net interest income and (expense)	(40,189)	(37,623)	(40,565)	(51,282)	(57,434)
Equity in unconsolidated partnership's loss	(458)	(3,702)	(4,215)	(3,961)	(4,336)
Income taxes	(36,974)	(32,074)	(17,578)	(12,222)	(8,368)
Income before extraordinary items	58,859	58,009	53,117	22,129	11,508
Extraordinary items	—	—	—	(15,740)	(1,346)
Net income	58,859	58,009	53,117	6,389	10,162
COMMON STOCK DATA (PER SHARE)					
Income before extraordinary items:					
Income per common share	$ 1.56	$ 1.53	$ 1.28	$ .48	$ .24
Income per common share assuming dilution	1.51	1.48	1.23	.46	.23
Cash dividends declared	—	—	—	—	—
Equity	13.92	12.38	10.92	9.96	10.02
BALANCE SHEET DATA (IN THOUSANDS AT YEAR END)					
Total assets	$ 1,210,682	$ 1,060,956	$ 1,011,696	$ 1,049,007	$ 1,077,702
Long-term debt	524,066	458,659	463,011	497,628	487,543
Series B convertible preferred stock	5,601	5,959	6,400	7,003	7,147
Shareholders' equity	515,354	453,841	422,706	427,910	454,101
OTHER FINANCIAL DATA (IN THOUSANDS)					
Net cash provided by (used in) operating activities	$ 128,548	$ 137,067	$ 123,631	$ 80,667	$ 86,401
Net cash provided by (used in) investing activities	(187,269)	(56,020)	(30,499)	(34,012)	(30,640)
Net cash provided by (used in) financing activities	19,495	(37,005)	(99,232)	(51,075)	(43,290)
EBITDAR(b)	199,749	201,856	186,652	160,624	154,512

(a) See NOTES 1., 3., 5., 14. and 15. of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) EBITDAR means operating income before depreciation and amortization, and rent. EBITDAR should not be construed as a substitute for operating income as it is determined in accordance with generally accepted accounting principles. EBITDAR information has been included because management believes it is a useful financial performance measurement for assessing the operating performance of the Company. The Company's calculation of EBITDAR may not be comparable to similarly titled measures reported by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION — LIQUIDITY AND CAPITAL RESOURCES

REVOLVING CREDIT FACILITY

At January 2, 2003, the outstanding balance of our revolving credit facility was $25 million, leaving $239 million available for future borrowing. The maximum amount available decreases by $12 million on March 31, 2004, and quarterly thereafter until maturity on June 30, 2005. Interest on the revolving credit facility is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.5%, or the prime rate plus a margin ranging from zero to 1.25%. The applicable margin is dependent upon our outstanding indebtedness and operating cash flow.

The revolving credit facility imposes various restrictions on us, including limitations on our ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The revolving credit facility prohibits dividends on our common stock (other than dividends payable in common stock) and repurchases of our common stock in excess of $250 million with limited exceptions. In addition, the revolving credit facility contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow.

OTHER LONG-TERM DEBT

Our other variable-rate debt consists of a term loan. At January 2, 2003, the balance of the term loan was $48.25 million with quarterly principal payments of $0.125 million due on a calendar basis through June 30, 2004, and $11.875 million due quarterly thereafter until maturity. Interest on the term loan is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%.

Our fixed-rate debt consists of 8 7/8% Senior Subordinated Notes due 2007 and 9% Senior Subordinated Notes due 2011. Interest on the 8 7/8% Notes is payable semiannually on May 15 and November 15. Interest on the 9% Notes is payable semiannually on February 15 and August 15.

The 8 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations and are subordinated in right of payment to all of our present and future senior indebtedness. Upon change of control of the company, the holders of the 8 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the senior subordinated notes limit our ability to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

ADDITIONAL SOURCE AND USE OF CASH

During 2002, we received $4.5 million in cash in connection with stock option exercises. Our purchases of property and equipment, other than expenditures for the acquisition of Tropicana Enterprises partnership interests and the Tropicana Atlantic City development discussed below, were primarily of a routine nature.

TROPICANA ATLANTIC CITY DEVELOPMENT

On April 22, 2002, we commenced construction on an expansion of our Tropicana Atlantic City. The expansion includes 502 additional hotel rooms, 20,000 square feet of meeting space, 2,400 parking spaces, and "The Quarter," the project's centerpiece, a 200,000-square-foot dining, entertainment and retail center. We anticipate opening by March 1, 2004. The cost of the expansion is targeted to be $225 million; we also anticipate providing $20 million of tenant allowances. Funds for the expansion will come in part from public sector subsidies, tax rebates and other credits, the present value of which could be up to $60 million. We are planning that the costs to be borne by us would be funded largely from our operating cash flow, with additional needs met by our revolving credit facility. During 2002, our purchases of property and equipment on an accrual basis, including capitalized interest of $3.0 million, were $42.7 million for this expansion. During 2003, we expect to spend approximately $140 million on this project including capitalized interest and approximately $15 million on tenant allowances.

ACQUISITION OF TROPICANA ENTERPRISES PARTNERSHIP INTERESTS

Tropicana Enterprises, a Nevada general partnership in which Aztar was a noncontrolling 50% partner, owned the real property, including approximately 34 acres of land, that we leased in our Tropicana Las Vegas operation. On February 28, 2002, we purchased the 50% interest that we did not own. After credits, we paid $117.5 million. In addition, we assumed $48.9 million of partnership debt that we were servicing through our rent payments. This partnership debt is a bank term loan that matures on June 30, 2005. The term loan calls for monthly principal payments of $0.4 million, with a final payment of approximately $34 million due at maturity. The term loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon our outstanding indebtedness and operating cash flow. This purchase eliminates, after February 28, 2002, our real estate rent expense at the Las Vegas Tropicana, which was $1.4 million, $8.6 million and $8.9 million net of intercompany eliminations in 2002, 2001 and 2000, respectively; and our equity in unconsolidated partnership's loss, which was $0.5 million, $3.7 million and $4.2 million in 2002, 2001 and 2000, respectively. However, it increases depreciation and interest expenses and decreases interest income after February 28, 2002. We anticipate that the net result will be accretive to net income and earnings per share. This purchase simplifies our ownership structure of the Las Vegas Tropicana and our financial statements because the real estate is now consolidated rather than being included in an off-balance sheet entity. The source of funds for this purchase was cash on hand of $47.5 million and $70 million from our revolving credit facility

TROPICANA LAS VEGAS DEVELOPMENT

We are conducting feasibility studies to master-plan a potential development of our Las Vegas site. The master plan envisions the creation of two separate but essentially equal and interconnected 17-acre development sites. The north site would be developed by us. The south site would be held for our future development, joint venture development, or sale for development by another party. For development of a potential project on the north site, we plan to complete a detailed design development effort with construction documents and estimated construction costs by the end of 2003, at which time we will decide whether or not to proceed. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our results of operations.

OTHER DEVELOPMENT

We own land that is in proximity to our facilities in Evansville, Indiana. This land could be used for additional development. On December 27, 2002, we amended our riverboat landing lease agreement with the City of Evansville. We agreed to change a portion of our contingent rent into a fixed stated amount and to make it available to the City at their request. The City agreed to provide us with $1 of credit against our rent for each $2.50 of development capital expenditures that we make. Therefore, we are preparing plans for development in Evansville.

STOCK REPURCHASE PROGRAM

On December 11, 2002, our board of directors authorized discretionary repurchases of up to 4.0 million shares of our common stock. We do not anticipate the stock repurchase program to impact the timing, scope or financing of our development plans. In 2002, we repurchased 283,200 shares of our common stock at an average price of $14.31 per share. Purchases under our stock repurchase program are made from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors.

CONTINGENT LIABILITIES AND COMMITMENTS

We have received proposed assessments from the Indiana Department of Revenue in connection with the examination of our Indiana income tax returns for the years 1996 through 2000. Those assessments are based on the IDR's position that our gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. We filed a petition in Indiana Tax Court for the 1996 and 1997 tax years and oral arguments were heard in April 2001. We have filed a formal protest for the years 1998 through 2000. We believe that we have meritorious legal defense to those assessments and have not recorded an accrual for payment. It is reasonably possible that our estimate may change in the near term. The amount involved, including our estimate of interest, net of a federal income tax benefit assuming continuation through January 2, 2003, was approximately $9.7 million at January 2, 2003.

We agreed to indemnify Ramada Inc. against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the restructuring of Ramada on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up

MANAGEMENT'S DISCUSSION AND ANALYSIS

to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, we agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. We have recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments we could be required to make under these indemnifications is $8.5 million at January 2, 2003. In connection with these matters, our accrued liability was $3.8 million at both January 2, 2003 and January 3, 2002.

The Casino Reinvestment Development Authority has issued bonds that are being serviced by its parking fee revenue. A series of these bonds are collateralized by a portion, $0.4 million at January 2, 2003, of our CRDA deposits. The portion that serves as collateral is a varying percentage of a portion of CRDA deposits that satisfy our investment obligation based upon our New Jersey casino revenues. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent our CRDA deposits are used to service these bonds, we would receive credit against future investment obligations. Our CRDA deposits serve as collateral for a one-year period, after which they become available for eligible investments. This arrangement continues through 2013. We received a fee for this arrangement that is being amortized on a straight-line basis through 2013. Our estimate of the maximum potential deposits that could be used to service CRDA bonds is $22 million at January 2, 2003.

We have severance agreements with certain of our senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of Aztar. Based upon salary levels and stock options at January 2, 2003, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $32 million at January 2, 2003.

Effective January 3, 2003, we established the Aztar Corporation Nonqualified Retirement Plan Trust for the benefit of employees covered by one of our nonqualified defined benefit pension plans. We contributed $6.2 million to this trust on January 9, 2003. The funds in the trust continue to be assets of Aztar.

At January 2, 2003, we had commitments of approximately $147 million for the Tropicana Atlantic City expansion project.

CONTINGENCY

In February 2003, the governor of New Jersey proposed increased taxes for the casino industry in order to reduce or eliminate an anticipated state budget deficit. His proposal is to increase the tax on casino revenue from 8% to 10%; impose the 6% sales tax on complimentary rooms, food and other items; and impose a 7% occupancy tax on hotel rooms statewide. It's not clear whether the hotel tax would apply to Atlantic City, which already has its own lodging taxes. The new budget must be approved before July 1, the start of the new fiscal year for the state.

RESULTS OF OPERATIONS — 2002 VERSUS 2001

Our consolidated revenues were $834.3 million for 2002, a slight decrease from $849.5 million in 2001. Our 2002 fiscal year included 52 weeks versus 53 weeks in the 2001 fiscal year and the extra week in the 2001 fiscal year included a New Year's Eve holiday period, which is very busy for us.

Consolidated operating income in 2002 was $136.5 million compared with $131.4 million in 2001. The provision for doubtful accounts decreased in 2002 compared with 2001 primarily as a result of a decrease at Tropicana Atlantic City, where we issued less credit and experienced a lower level of returned items on the credit issued. In addition, we provided less in 2002 than in 2001 as a result of changes in estimate for specific large accounts. When we provide for doubtful accounts receivable, we look at the amount of credit issued, the balance of our net receivable, an aging of that net receivable and consideration of any additional risk factors such as international versus domestic. The analysis we perform in evaluating our net receivable balance consists of separating receivables into those that are routine and small in balance, where we provide an allowance based on aging, and those that are larger in balance or nonroutine in nature, where we provide an allowance that subjectively considers their characteristics in addition to aging, such as credit and payment history of the customer, financial condition of the customer, collection strategies that can be used, collateral that can be obtained and whether it is international or domestic.

Consolidated property taxes and insurance expense was $27.6 million or 14% higher in 2002 compared with 2001. Effective June 30, 2002, we renewed our property insurance. Effective November 1, 2002, we renewed our excess general liability and directors and officers insurance. As a result of conditions in the insurance markets, our insurance costs increased substantially. In Atlantic City our property taxes have increased. The increase in consolidated property taxes and insurance was $1.9 million or 34% in the 2002 fourth quarter compared with the 2001 fourth quarter. Our consolidated rent expense decreased in 2002 compared with 2001 primarily as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002, partially offset by an increase in rent at Casino Aztar Evansville. The acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002 and $8.6 million in 2001, net of intercompany eliminations. In addition, the acquisition eliminated our equity in unconsolidated partnership's loss after February 28, 2002.

TROPICANA ATLANTIC CITY

Tropicana Casino and Resort in Atlantic City, New Jersey had total revenues of $453.8 million in 2002 compared with $467.8 million in 2001 and operating income of $92.0 million in 2002 compared with $97.5 million in 2001. Casino revenue was $400.0 million or 4% lower in 2002 compared with $416.8 million in 2001. Table games revenue decreased by $9.3 million in 2002 primarily due to a decrease in the table games hold percentage and one less week in 2002. The table games hold percentage was 15.4% in 2002 compared with 16.1% in 2001. Slot revenue also decreased primarily as a result of one less week in 2002. Rooms revenue increased $1.6 million or 7% in 2002 compared with 2001 primarily as a result of a 4% increase in rooms occupied on a noncomplimentary basis combined with an increase in the average daily rate. We opened our last room expansion, which consisted of 604 rooms (a 60% increase in capacity) in April 1996. Since then, our year-over-year increases in rooms revenue have been as follows: 45% in 1996, 39% in 1997, 21% in 1998, 17% in 1999, 19% in 2000 and 10% in 2001.

Casino costs decreased $5.2 million in 2002 compared with 2001 primarily as a result of the one less week in 2002. General and administrative costs were 11% lower in 2002 compared with 2001 primarily as a result of a $2.0 million net gain recorded in the second quarter. A gain resulting from the return of our CRDA deposits was partially offset by a loss on asset disposals caused by the commencement of the expansion project. As discussed above, the provision for doubtful accounts was $1.0 million lower in 2002 compared with 2001.

As discussed above, our property taxes and insurance expense increased $2.4 million in 2002 compared with 2001. The increase in the fourth quarter 2002 for this expense was $1.6 million. Operating income is after depreciation and amortization of $28.7 million in 2002 compared with $26.5 million in 2001 and rent expense of $2.6 million in both 2002 and 2001.

TROPICANA LAS VEGAS

Tropicana Resort and Casino in Las Vegas, Nevada had total revenues of $147.2 million in 2002 compared with $154.5 million in 2001 and operating income of $16.2 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS

2002 compared with $9.0 million in 2001. Casino revenue decreased by 5% in 2002 compared with 2001 primarily as a result of a $3.8 million decrease in slot revenue. Rooms revenue decreased $2.8 million in 2002 compared with 2001 primarily as a result of a decrease in the average daily rate. Our average daily rate was lower due to market conditions caused by our competitors lowering rates to increase occupied rooms after the decrease in air travel to Las Vegas caused by the September 11, 2001 terrorist acts.

Casino costs decreased $3.7 million in 2002 compared with 2001 as a result of decreases in complimentary and payroll expenses. Gaming taxes also decreased as a result of the lower casino revenue. Operating income is after rent and depreciation and amortization expenses. Rent expense was $2.1 million in 2002 compared with $9.5 million in 2001. Rent expense decreased as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. This acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002 and $8.6 million in 2001, net of intercompany eliminations. Depreciation and amortization was $6.7 million in 2002 compared with $7.7 million in 2001. Depreciation and amortization is lower as a result of assets becoming fully depreciated, more than offsetting the increase caused by the acquisition of the Tropicana Enterprises partnership interests.

RAMADA EXPRESS

Ramada Express Hotel and Casino in Laughlin, Nevada had total revenues of $92.8 million in 2002 compared with $96.2 million in 2001. Casino revenue decreased by $2.2 million in 2002 compared with 2001 primarily as a result of a decrease in slot revenue. Casino costs decreased by $0.9 million in conjunction with the decrease in casino revenue. Rooms revenue decreased by $0.8 million in 2002 compared with 2001 primarily due to a decrease in revenue associated with an energy surcharge that we discontinued during 2002. An increase in rooms revenue resulting from an increase in average daily rate was offset by a decrease in occupied rooms. Our rooms costs decreased by $0.9 million in 2002 compared with 2001 primarily as a result of a decrease in payroll costs due to a decrease in occupied rooms.

Operating income at Ramada Express was $16.7 million in 2002 compared with $17.7 million in 2001. Operating income is after depreciation and amortization of $6.0 million in 2002 compared with $5.7 million in 2001 and rent expense of $0.4 million in 2002 compared with $0.3 million in 2001.

CASINO AZTAR EVANSVILLE

Casino Aztar Evansville in Evansville, Indiana had total revenues of $116.3 million in 2002 compared with $106.0 million in 2001. We have benefited from a change in the State of Indiana rules of operation permitting open boarding of casino patrons that went into effect August 1, 2002. Dockside gaming increased accessibility to our casino riverboat by eliminating cruising schedules. Casino revenue was $105.2 million or 10% higher in 2002 compared with 2001 primarily due to an increase in slot revenue. Patrons to our casino riverboat increased 23% in 2002 compared with 2001. Our casino revenue for our fiscal months of August through December 2002 was $6.4 million or 16% higher than the comparable fiscal months of 2001 in spite of an extra week in the 2001 fiscal period; the increase in patrons for this comparison period was 33%.

Casino costs increased $4.8 million or 15% in 2002 from 2001 as a result of an increase in gaming taxes that are based on casino revenue and increased costs of complimentaries. Our casino costs for our fiscal months of August through December 2002 were $3.4 million or 25% higher than the comparable fiscal months of 2001.

Operating income was $24.2 million in 2002 compared with $18.8 million in 2001. Operating income is after rent and depreciation and amortization expenses. Rent expense was $7.3 million in 2002 compared with $5.8 million in 2001. Rent expense increased as a result of increased rent to the City of Evansville relating to our riverboat-landing lease. Casino revenue is a component used in the calculation of rent expense under this lease. Depreciation and amortization was $6.1 million in 2002 compared with $9.0 million in 2001. Amortization decreased primarily as a result of ceasing amortization of the cost of our initial gaming license beginning January 4, 2002 because we determined, under the criteria established in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" that is effective in 2002, that this asset has an indefinite life.

CASINO AZTAR CARUTHERSVILLE

Casino Aztar Caruthersville in Caruthersville, Missouri had total revenues of $24.2 million in 2002 compared with $25.0 million in 2001 and operating income of $1.7 million in 2002 compared with $1.6 million in 2001. Operating income is after depreciation and amortization of $2.8 million in 2002 compared with $2.9 million in 2001.

INTEREST EXPENSE

Interest expense was $41.2 million in 2002 compared with $39.2 million in 2001. The increase in interest expense was primarily due to higher levels of debt outstanding as a result of the purchase of the Tropicana Enterprises partnership interests, partially offset by lower interest rates and increased capitalized interest on the Atlantic City Tropicana expansion. Interest capitalized during 2002 was $3.0 million compared with $1.3 million during 2001.

INCOME TAXES

Our effective income tax rate increased in 2002 compared with 2001 primarily as a result of an increase in our state income taxes. On July 2, 2002, the State of New Jersey enacted the Business Tax Reform Act, which was retroactive to the beginning of 2002. Our income tax provision increased to provide for the effect of this new tax legislation.

In the fourth quarter 2002, we settled the remaining two issues with the Internal Revenue Service related to the examination of the Company's income tax returns for the years 1992 and 1993. The two issues involved the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the restructuring of Ramada. The settlement resulted in a tax benefit of $1.0 million.

RESULTS OF OPERATIONS — 2001 VERSUS 2000

Our consolidated revenues were $849.5 million for 2001, a slight increase from $848.1 million in 2000. Our 2001 fiscal year included 53 weeks versus 52 weeks in the 2000 fiscal year. Casino revenue increased slightly as we focused on programs that produce revenues with higher profit contributions. Consolidated other revenue consists of entertainment, retail and other revenue and was $38.6 million in 2001 compared with $41.1 million in 2000. The related direct costs were $32.9 million in 2001 compared with $33.1 million in 2000.

Consolidated operating income in 2001 was $131.4 million compared with $115.5 million in 2000. Consolidated casino and marketing costs were lower in 2001 compared with 2000 primarily as a result of lowering these costs at our properties in Atlantic City, Laughlin and Evansville. Consolidated utilities expense was higher in 2001 compared with 2000 as a result of rising energy prices especially at our Laughlin and Las Vegas properties. Consolidated rent expense was higher in 2001 compared with 2000 primarily due to increased rent to the City of Evansville relating to our riverboat-landing lease. A scheduled change in the formula used in calculating the rent came into effect in December 2000. The analysis of the performance of each of our properties follows.

TROPICANA ATLANTIC CITY

Tropicana Casino and Resort had total revenues of $467.8 million in 2001 compared with $465.9 million in 2000 and operating income of $97.5 million in 2001 compared with $84.0 million in 2000. Casino revenue was approximately even in 2001 and 2000. A small decrease in the volume of table games play was offset by a small increase in the hold percentage. Slot revenue was approximately even in 2001 compared with 2000. Rooms revenue increased $2 million or 10% in 2001 compared with 2000 primarily as a result of an increase in the average daily rate combined with a 2% increase in rooms occupied on a noncomplimentary basis.

Casino costs were 5% lower in 2001 compared with 2000 as we focused on programs that produce revenues with higher profit contributions. Contributing to the decline in casino costs was a 19% reduction in coin offers to slot players. Marketing costs were 6% lower in 2001 compared with 2000 primarily due to reduced spending on promotional programs, advertising and contract entertainment.

Operating income is after depreciation and amortization of $26.5 million in 2001 compared with $26.1 million in 2000 and rent expense of $2.6 million in 2001 compared with $2.5 million in 2000.

TROPICANA LAS VEGAS

Tropicana Resort and Casino had total revenues of $154.5 million in 2001 compared with $152.9 million in 2000 and operating income of $9.0 million in 2001 compared with $8.8 million in 2000. The decrease in air travel to Las Vegas caused by the September 11, 2001 terrorist acts impacted fourth quarter results at our Las Vegas Tropicana. For the fourth quarter 2001, Tropicana Las Vegas had total revenues of $35.9 million

MANAGEMENT'S DISCUSSION AND ANALYSIS

and operating income of $0.8 million compared with total revenues of $35.6 million and operating income of $1.9 million in the fourth quarter of 2000 in spite of the extra week that included the New Year's Eve holiday period in the 2001 fourth quarter. Rooms revenue decreased by 7% in the fourth quarter 2001 compared with the fourth quarter 2000 primarily as a result of a decrease in the average daily rate combined with a decrease in occupied rooms.

Utilities expense was 41% higher in 2001 compared with 2000 primarily due to higher energy prices. Operating income is after rent expense of $9.5 million in 2001 compared with $10.1 million in 2000 and depreciation and amortization of $7.7 million in 2001 compared with $9.1 million in 2000.

RAMADA EXPRESS

Ramada Express Hotel and Casino had total revenues of $96.2 million in 2001 compared with $97.0 million in 2000. Casino revenue decreased by $1.8 million in 2001 compared with 2000 as we focused on programs that produce revenues with higher profit contributions. Our casino costs decreased by $1.6 million in 2001 compared with 2000 primarily as a result of decreases in payroll, complimentaries and gaming taxes. Marketing costs decreased by $1.4 million in 2001 compared with 2000 due to reduced spending on promotional programs and advertising. Utilities expense was 32% higher in 2001 compared with 2000 primarily due to higher energy prices.

Operating income at Ramada Express was $17.7 million in 2001 compared with $15.8 million in 2000. Operating income is after depreciation and amortization of $5.7 million in 2001 compared with $5.5 million in 2000 and rent expense of $0.3 million in 2001 compared with $0.4 million in 2000.

CASINO AZTAR EVANSVILLE

Casino Aztar Evansville had total revenues of $106.0 million in 2001 compared with $108.0 million in 2000. Casino revenue was down $1.0 million or 1% in 2001 compared with 2000, primarily due to a 7% decrease in table games revenue, reflecting a lower volume of play. Slot revenue in 2001 was approximately even with 2000. Casino revenue decreased as the Ohio River market absorbed a new riverboat casino that opened in late October 2000.

Casino costs decreased $0.9 million or 3% in 2001 from 2000 as a result of a decrease in complimentaries. Marketing costs decreased 14% in 2001 from 2000 due to decreased spending on promotional programs and advertising.

Operating income was $18.8 million in 2001 compared with $19.1 million in 2000. Operating income is after rent and depreciation and amortization expenses. Rent expense was $5.8 million in 2001 compared with $3.8 million in 2000. Rent expense increased as a result of increased rent to the City of Evansville relating to our riverboat-landing lease. A scheduled change in the formula used in calculating the rent came into effect in December 2000. Depreciation and amortization was $9.0 million in 2001 compared with $10.2 million in 2000.

CASINO AZTAR CARUTHERSVILLE

Casino Aztar Caruthersville had total revenues of $25.0 million in 2001 compared with $24.3 million in 2000 and operating income of $1.6 million in 2001 compared with $0.2 million in 2000. Operating income is after depreciation and amortization of $2.9 million in 2001 compared with $3.0 million in 2000. Casino revenue increased by 6% in 2001 compared with 2000 primarily as a result of an increase in slot revenue. Our admissions increased by 2% in 2001 compared with 2000 and our win per admission increased by 4%. Casino costs decreased by 4% in 2001 compared with 2000 as we maintained tight control of our costs.

INTEREST EXPENSE

Interest expense was $39.2 million in 2001 compared with $41.9 million in 2000. The decrease in interest expense was due to capitalized interest on the Atlantic City Tropicana expansion, lower levels of debt outstanding and lower interest rates. Interest capitalized during 2001 was $1.3 million compared with $0.1 million during 2000.

INCOME TAXES

In connection with Internal Revenue Service examinations of the income tax returns for the years 1989 through 1996, an issue was resolved that resulted in an income tax benefit of approximately $7.5 million in the 2000 second quarter. The issue related to the deductibility of the cost of meals served to certain employees on the Company's premises. The IRS maintained that the Tax Reform Act of 1986 reduced this deduction. We recorded provisions in prior years based on the IRS position; however, we believed that these employee meals were fully deductible. The United States Tax Court decided in favor of the IRS in a case involving Boyd Gaming Corporation. In

1999, the Boyd Gaming case was overturned in the United States Court of Appeals. This issue, as it pertained to us, was resolved with the IRS during the 2000 second quarter.

IMPACT OF RECENT EVENTS

The September 11 terrorist acts and their effect on air travel as well as the ensuing economic conditions have resulted in an increased level of uncertainty with regard to our near-term operating results. Based on a review of the latter part of our fourth quarter 2001, it appears that the Las Vegas Tropicana was our only property that was affected by the lingering effects. We are unable to predict any future effects.

LABOR

Tropicana Las Vegas continues to negotiate with the Culinary Workers Union for renewal of the collective bargaining agreement that expired on May 31, 2002, covering approximately 1,000 employees (approximately 50% of Tropicana's work force) who are employed as guest room attendants or in food and beverage and other hotel classifications. Tropicana has agreed in principle to the terms of an agreement reached between the union and other casino hotels in Las Vegas, and Tropicana has been paying the increases for health care and pension benefits provided for in that agreement. The issues that remain unresolved relate primarily to a possible redevelopment of Tropicana Las Vegas.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary exposure to market risk is interest rate risk associated with our CRDA investments, long-term debt and Series B convertible preferred stock. We do not utilize these financial instruments for trading purposes. We manage our interest rate risk on long-term debt by managing the mix of our fixed-rate and variable-rate debt. There has been no change in how we manage our interest rate risk when compared to the prior fiscal year. At January 3, 2002, the carrying value, including the current portion, of our long-term debt at a fixed rate was $411.3 million and at a variable rate it was $48.8 million. During 2002, our primary activity in long-term debt was assuming additional variable-rate debt and borrowing under our revolving credit facility in connection with the acquisition of the Tropicana Enterprises partnership interests as previously discussed in the section on financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides information at January 2, 2003, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows (in millions) and related weighted average interest rates by expected maturity dates.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
ASSETS								
Other investments								
Fixed rate	—	—	—	—	—	$ 17.4	$ 17.4	$ 17.4
Average interest rate	—	—	—	—	—	4.7%		
LIABILITIES								
Long-term debt, including current portion								
Fixed rate	$0.1	$0.2	—	—	$235.0	$175.0	$410.3	$419.4
Average interest rate	11.6%	11.6%	—	—	8.9%	9.0%		
Variable rate	$4.9	$16.8	$97.1	—	—	—	$118.8	$118.8
Average interest rate*								
SERIES B CONVERTIBLE PREFERRED STOCK								
Fixed rate	—	—	—	—	—	$ 5.6	$ 5.6	$ 10.0
Average dividend rate	—	—	—	—	—	8.0%		

* Interest is based upon, at our option, a one-, two-, three-, or six-month Eurodollar rate plus a margin of 2.5% for our term loan and a one-, two-, three-, or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.5%, or the prime rate plus a margin ranging from zero to 1.25% for our revolving credit facility and Tropicana Enterprises loan. The applicable margin is dependent upon Aztar's outstanding indebtedness and operating cash flow.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require us to make estimates and assumptions about the effects of matters that are inherently uncertain. These estimates and assumptions affect the reported amounts and disclosures in our consolidated financial statements. Of our accounting estimates, we believe the following may involve a higher degree of judgment and complexity.

PROPERTY AND EQUIPMENT

At January 2, 2003, we have property and equipment of $1.0 billion, representing 85% of our total assets. We depreciate the property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events, such as property expansions, property developments, new competition, new regulations and new taxes, could result in a change in the manner in which we are using certain assets requiring a change in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment if events and circumstance warrant such an assessment, we must make assumptions regarding estimated future cash flows and other factors. If these estimates or the related assumptions change, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income. See the earlier discussion under "Tropicana Las Vegas Development". The carrying value of the property and equipment used in the operation of the Tropicana Las Vegas, excluding land at $110 million, was $63 million at January 2, 2003.

INCOME TAX LIABILITIES

The Internal Revenue Service is examining the Company's income tax returns for 1994 through 1999 and has settled for all but the same two issues that were settled with the IRS in the fourth quarter of 2002 as discussed above. We have estimated and provided for income taxes and interest in accordance with the IRS position. It is reasonably possible that these two issues for 1994 through 1999 could be favorably settled in the near term. On July 2, 2002, the State of New Jersey enacted the Business Tax Reform Act, which was retroactive to the beginning of 2002. We have provided $5.0 million for New Jersey income taxes in 2002 based on our best estimate of the effect of this new law. Certain provisions of the Act are subject to future rules and regulations and the discretion of the Director. We have received proposed assessments from the Indiana Department of Revenue in connection with the examination of the Company's Indiana income tax returns for the years 1996 through 2000. See the earlier discussion under "Contingent Liabilities and Commitments".

RAMADA INDEMNIFICATION

We have agreed to indemnify Ramada with regard to certain lawsuits and lease guarantees. See the earlier discussion under "Contingent Liabilities and Commitments".

STOCK OPTION ACCOUNTING

As permitted under generally accepted accounting principles, we have elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of our stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS 123, the estimated fair value of our stock options would be amortized to expense over their vesting period. See "Note 1. Significant Accounting Policies" to our Consolidated Financial Statements for the assumptions used in arriving at fair value and "Note 12. Stock Options" for other information.

Pro forma information regarding net income and earnings per share as if we had accounted for our stock options under the fair-value-based method of accounting is as follows (in millions except for net income per share information):

	2002	2001	2000
Net income, as reported	$58.9	$58.0	$53.1
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method of accounting, net of income tax benefit	(3.6)	(3.0)	(2.7)
Pro forma net income	$55.3	$55.0	$50.4
Net income per common share:			
As reported	$1.56	$1.53	$1.28
Pro forma	$1.46	$1.45	$1.21
Net income per common share assuming dilution:			
As reported	$1.51	$1.48	$1.23
Pro forma	$1.42	$1.41	$1.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Based upon a preliminary review, we did not have an asset retirement obligation at January 2, 2003.

PRIVATE SECURITIES LITIGATION REFORM ACT

Certain information included in Aztar's Form 10-K for the year ended January 2, 2003 and other materials filed or to be filed with, or furnished or to be furnished to the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us including those made in Aztar's 2002 annual report) contains statements that are forward-looking. These include forward-looking statements relating to the following activities, among others: operation and expansion of existing properties, in particular the Atlantic City Tropicana, including future performance; development of the Las Vegas Tropicana and financing and/or concluding an arrangement with a partner for such development; other business development activities; uses of free cash flow; stock repurchases; debt repayments; and use of derivatives. These forward-looking statements generally can be identified by phrases such as we "believe," "expect," "anticipate," "foresee," "forecast," "estimate," "target," or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by us or on our behalf. These risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in Aztar's reports filed with or furnished to the SEC: those factors relating to terrorism and the uncertainty of war and other factors affecting discretionary consumer spending; our ability to execute our expansion plans in a timely and cost-effective manner; estimates of development costs and returns on development capital; construction and development factors, including zoning and other regulatory issues, environmental restrictions, soil conditions, weather, fire, flood and other natural hazards, site access matters, shortages of material and skilled labor, labor disputes and work stoppages, and engineering and equipment problems; factors affecting leverage and debt service, including sensitivity to fluctuation in interest rates; access to available and feasible financing; regulatory and licensing matters; third-party consents, approvals and representations, and relations with partners, owners, suppliers and other third parties; reliance on key personnel; business and economic conditions; the ongoing benefit of dockside gaming in Indiana; the cyclical nature of the hotel business and the gaming business; the effects of weather; market prices of our common stock; litigation outcomes, judicial actions and legislative matters, including referenda, gaming legislation and taxation, including the proposed New Jersey tax increases on casino revenues, hotel rooms and complimentaries; the impact of new competition on our operations; and the effects of other competition, including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	JAN. 2, 2003	JAN. 3, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 52,896	$ 92,122
Accounts receivable, net	18,812	22,158
Refundable income taxes	4,593	—
Inventories	7,532	7,752
Prepaid expenses	8,708	10,464
Deferred income taxes	16,731	16,934
Total current assets	109,272	149,430
Investments in and advances to unconsolidated partnership	—	6,414
Other investments	17,420	23,544
Property and equipment:		
Buildings, riverboats and equipment, net	740,352	716,758
Land	214,794	104,957
Construction in progress	69,809	22,661
Leased under capital leases, net	104	662
	1,025,059	845,038
Intangible assets	53,625	30,172
Other assets	5,306	6,358
	$1,210,682	$1,060,956
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accruals	$ 64,780	$ 58,358
Accrued payroll and employee benefits	29,741	30,450
Accrued interest payable	9,134	9,505
Accrued rent	10,081	2,786
Income taxes payable	—	2,131
Current portion of long-term debt	5,015	1,428
Current portion of other long-term liabilities	870	1,498
Total current liabilities	119,621	106,156
Long-term debt	524,066	458,659
Other long-term liabilities	17,480	20,495
Deferred income taxes	28,560	15,846
Contingencies and commitments		
Series B convertible preferred stock (redemption value $10,025 and $10,607)	5,601	5,959
Shareholders' equity:		
Common stock, $.01 par value (37,026,379 and 36,644,767 shares outstanding)	524	517
Paid-in capital	439,275	431,455
Retained earnings	231,420	173,409
Accumulated other comprehensive loss	(612)	(353)
Less: Treasury stock	(155,253)	(151,187)
Total shareholders' equity	515,354	453,841
	$1,210,682	$1,060,956

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended January 2, 2003, January 3, 2002 and December 28, 2000		
(in thousands, except per share data)	**2002**	**2001**	**2000**
REVENUES			
Casino	$664,957	$678,157	$677,121
Rooms	73,702	75,804	72,829
Food and beverage	56,232	56,916	57,033
Other	39,383	38,586	41,105
	834,274	849,463	848,088
COSTS AND EXPENSES			
Casino	281,211	286,523	296,943
Rooms	38,336	39,348	38,128
Food and beverage	53,448	55,270	56,868
Other	31,888	32,885	33,129
Marketing	82,057	84,559	90,855
General and administrative	75,831	78,669	77,150
Utilities	16,723	17,311	15,132
Repairs and maintenance	24,852	24,632	25,282
Provision for doubtful accounts	2,582	4,113	4,035
Property taxes and insurance	27,597	24,297	23,914
Rent	12,770	18,635	17,253
Depreciation and amortization	50,499	51,813	53,924
	697,794	718,055	732,613
OPERATING INCOME	136,480	131,408	115,475
Interest income	1,035	1,559	1,348
Interest expense	(41,224)	(39,182)	(41,913)
Equity in unconsolidated partnership's loss	(458)	(3,702)	(4,215)
Income before income taxes	95,833	90,083	70,695
Income taxes	(36,974)	(32,074)	(17,578)
NET INCOME	$ 58,859	$ 58,009	$ 53,117
Net income per common share	$ 1.56	$ 1.53	$ 1.28
Net income per common share assuming dilution	$ 1.51	$ 1.48	$ 1.23
Weighted-average common shares applicable to:			
Net income per common share	37,191	37,385	40,862
Net income per common share assuming dilution	38,841	38,963	42,577

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended January 2, 2003, January 3, 2002 and December 28, 2000

(in thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 58,859	$ 58,009	$ 53,117
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	51,958	53,121	55,117
Provision for losses on accounts receivable	2,582	4,113	4,035
(Gain) loss on reinvestment obligation	(2,662)	1,301	1,638
Rent expense	(171)	(968)	(871)
Distribution (less than) in excess of equity in income of partnership	(414)	593	652
Deferred income taxes	12,917	12,697	(2,493)
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	764	(4,502)	300
(Increase) decrease in refundable income taxes	(4,593)	—	881
(Increase) decrease in inventories and prepaid expenses	2,007	323	807
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	2,619	11,861	9,896
Other items, net	4,682	519	552
Net cash provided by (used in) operating activities	128,548	137,067	123,631
CASH FLOWS FROM INVESTING ACTIVITIES			
Reduction in other investments	13,927	1,857	2,508
Purchases of property and equipment	(74,673)	(50,604)	(24,008)
Acquisition of Tropicana Enterprises partnership interests	(117,500)	—	—
Additions to other long-term assets	(9,023)	(7,273)	(8,999)
Net cash provided by (used in) investing activities	(187,269)	(56,020)	(30,499)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	176,400	305,100	273,100
Proceeds from issuance of common stock	4,499	2,242	4,929
Principal payments on long-term debt	(156,102)	(309,764)	(309,521)
Principal payments on other long-term liabilities	(27)	(26)	(1,777)
Debt issuance costs	—	(4,677)	—
Repurchase of common stock	(4,061)	(28,634)	(64,458)
Preferred stock dividend	(461)	(499)	(541)
Redemption of preferred stock	(753)	(747)	(964)
Net cash provided by (used in) financing activities	19,495	(37,005)	(99,232)
Net increase (decrease) in cash and cash equivalents	(39,226)	44,042	(6,100)
Cash and cash equivalents at beginning of year	92,122	48,080	54,180
Cash and cash equivalents at end of year	$ 52,896	$ 92,122	$ 48,080

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended January 2, 2003, January 3, 2002 and December 28, 2000			
(in thousands)	2002	2001	2000
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Acquisition of Tropicana Enterprises partnership interests:			
Investments in and advances to unconsolidated partnership	$ 6,828	$ —	$ —
Buildings, net	(41,411)	—	—
Land	(109,979)	—	—
Intangible assets	(15,331)	—	—
Other assets	1,000	—	—
Current portion of long-term debt	4,148	—	—
Current portion of other long-term liabilities	(847)	—	—
Long-term debt	44,773	—	—
Other long-term liabilities	(6,681)	—	—
Net cash used in acquisition	$ (117,500)	$ —	$ —
Summary of non-cash investing and financing activities:			
Capital lease obligations incurred for property and equipment	$ —	$ 79	$ —
Exchange of common stock in lieu of cash payments in connection with the exercise of stock options	5	13	737
Other long-term liabilities reduced for intangible assets	—	50	—
Current liabilities incurred for intangible assets	6,163	—	—
Cash flow during the year for the following:			
Interest paid, net of amount capitalized	$ 40,137	$ 33,838	$ 40,449
Income taxes paid	27,318	21,155	12,840

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended January 2, 2003, January 3, 2002 and December 28, 2000

(in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
BALANCE, DECEMBER 30, 1999	$ 506	$ 420,786	$ 63,963	$ —	$ (57,345)	$ 427,910
Net income			53,117			53,117
Stock options exercised	9	6,165			(945)	5,229
Tax benefit from stock options exercised		1,586				1,586
Preferred stock dividend and losses on redemption			(886)			(886)
Repurchase of common stock					(64,250)	(64,250)
BALANCE, DECEMBER 28, 2000	515	428,537	116,194	—	(122,540)	422,706
Net income			58,009			58,009
Minimum pension liability adjustment, net of income tax benefit				(353)		(353)
Total comprehensive income						57,656
Stock options exercised	2	2,253			(13)	2,242
Tax benefit from stock options exercised		665				665
Preferred stock dividend and losses on redemption			(794)			(794)
Repurchase of common stock					(28,634)	(28,634)
BALANCE, JANUARY 3, 2002	517	431,455	173,409	(353)	(151,187)	453,841
Net income			58,859			58,859
Minimum pension liability adjustment, net of income tax benefit				(259)		(259)
Total comprehensive income						58,600
Stock options exercised	7	4,497			(5)	4,499
Tax benefit from stock options exercised		3,323				3,323
Preferred stock dividend and losses on redemption			(848)			(848)
Repurchase of common stock					(4,061)	(4,061)
BALANCE, JANUARY 2, 2003	$ 524	$ 439,275	$ 231,420	$ (612)	$(155,253)	$ 515,354

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED STATEMENTS

Aztar Corporation ("Aztar" or "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada ("Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada ("Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock.

The Company operates casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada, under the Tropicana name and in Laughlin, Nevada, as Ramada Express. The Company operates casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. A substantial portion of the Company's consolidated revenues and assets is concentrated at the Atlantic City Tropicana.

The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which included 52 weeks in 2002, 53 weeks in 2001 and 52 weeks in 2000.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Based upon a preliminary review, the Company has no asset retirement obligation at January 2, 2003.

CASH AND CASH EQUIVALENTS

Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

SHORT-TERM INVESTMENTS

Short-term investments purchased with an original maturity of over three months but less than one year are stated at cost, which approximates fair value because of their short maturity. There were no short-term investments at January 2, 2003 or January 3, 2002.

INVENTORIES

Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

ADVERTISING COSTS

Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program. Direct-response advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at January 2, 2003 and January 3, 2002. Advertising costs that were expensed during the year were $15,704,000 in 2002, $17,445,000 in 2001 and $19,138,000 in 2000.

OTHER INVESTMENTS

The Casino Reinvestment Development Authority ("CRDA") bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. The interest that was capitalized during the year was $3,004,000 in 2002, $1,326,000 in 2001 and $119,000 in 2000.

Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3-40 years; riverboats, barge, docking facilities and improvements, 3-25 years; furniture and equipment, 3-15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings, riverboats and equipment was $502,656,000 at January 2, 2003 and $431,239,000 at January 3, 2002.

Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

INTANGIBLE ASSETS

Debt issuance costs are capitalized as incurred and amortized using the interest method.

Development costs associated with pursuing opportunities in gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved, are expensed as incurred until a particular opportunity is determined to be viable, generally when the Company has been selected as the operator of a new gaming facility, has applied for a gaming license or has obtained rights to a specific site. Development costs incurred subsequent to these criteria being met are capitalized. Development costs consist of licensing costs and site acquisition costs. In jurisdictions in which gaming has not been approved, only site acquisition costs are capitalized. In the event a project is later determined not to be viable or the Company is not licensed to operate a facility at a site, the capitalized costs related to this project or site would be expensed. It is reasonably possible that management's estimate of viability with regard to a development project may change in the near term.

Costs incurred to obtain initial gaming licenses to operate a casino are capitalized as incurred and prior to January 4, 2002, were amortized evenly over ten years beginning with the commencement of operations; subsequent renewal costs are amortized evenly over the renewal period. With the adoption of SFAS 142, effective January 4, 2002, the Company ceased amortization of its initial gaming licenses. The Company has determined, under the criteria established in SFAS 142, that the useful life of the initial gaming licenses is indefinite. Licensing costs consist primarily of payments or obligations to civic and community organizations, legal and consulting fees, application and selection fees with associated investigative costs and direct internal salaries and related costs of development personnel.

VALUATION OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or amortizable intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. Effective January 4, 2002, SFAS 142 requires an annual impairment review based on fair value for all intangible assets with indefinite lives. The Company performed an impairment test of its intangible assets with indefinite lives during the year 2002 and concluded that there was no impairment.

EQUITY INSTRUMENTS

The fair-value-based method of accounting is used for equity instruments issued to nonemployees for goods or services. The intrinsic-value-based method of accounting is used for stock-based employee compensation plans. The Company has elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company's stock-based employee compensation plans are more fully discussed in Note 12. Stock Options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock option plans under the fair-value-based method of that Statement. The fair value for these options was estimated at the date of grant or modification using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.8% in 2002 and 2001 and 6.7% in 2000, no dividend in 2002, 2001 or 2000, volatility factor of the expected market price of the Company's common stock of .50 in 2002 and .47 in 2001 and 2000, and an expected life of the option of 5.6 years in 2002 and 5.1 years in 2001 and 2000.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting or trading restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information is as follows (in thousands except for net income per common share information):

	2002	2001	2000
Net income, as reported	$ 58,859	$ 58,009	$ 53,117
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method of accounting, net of income tax benefit	(3,542)	(3,007)	(2,709)
Pro forma net income	$ 55,317	$ 55,002	$ 50,408
Net income per common share:			
As reported	$ 1.56	$ 1.53	$ 1.28
Pro forma	$ 1.46	$ 1.45	$ 1.21
Net income per common share assuming dilution:			
As reported	$ 1.51	$ 1.48	$ 1.23
Pro forma	$ 1.42	$ 1.41	$ 1.17

REVENUE RECOGNITION

Casino revenue consists of gaming win net of losses. Other revenue consists of revenue from many various sources such as entertainment, retail outlets including gift shops, telephone, commissions and surcharges, hotel services and admissions to our riverboats. These revenues are recognized as earned. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

	2002	2001	2000
Rooms	$18,421	$19,452	$19,688
Food and beverage	47,698	47,816	52,148
Other	3,066	3,428	3,299
	$69,185	$70,696	$75,135

INCOME TAXES

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

Earnings per common share excludes dilution and is computed by dividing income applicable to common shareholders by the weighted-average number of common shares outstanding. Earnings per common share, assuming dilution, is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate.

RECLASSIFICATIONS

Certain reclassifications have been made in the January 3, 2002 Consolidated Balance Sheet and the 2001 Consolidated Statement of Cash Flows in order to be comparable with the January 2, 2003 presentations.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term investments and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

The Atlantic City Tropicana has a concentration of credit risk in the northeast region of the U.S. The receivables at the Nevada operations are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At January 2, 2003 and January 3, 2002, the net receivables at Tropicana Atlantic City were $13,716,000 and $15,533,000, respectively, and the net receivables at Tropicana Las Vegas and Ramada Express combined were $4,116,000 and $5,004,000, respectively.

An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. At January 2, 2003 and January 3, 2002, the allowance for doubtful accounts was $17,376,000 and $20,578,000, respectively.

NOTE 3. ACQUISITION AND PRIOR INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

The Company's investment in unconsolidated partnership was a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owned the real property that the Company leased in the operation of the Las Vegas Tropicana. The Company used the equity method of accounting for this investment. On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. After credits, the Company paid $117,500,000. The source of funds for this purchase was cash on hand of $47,500,000 and $70,000,000 in borrowings under its revolving credit facility ("Revolver"). In addition, the Company assumed $48,921,000 of partnership debt ("Tropicana Enterprises Loan") that the Company was servicing through its rent payments. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana and its equity in unconsolidated part-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

nership's loss. In connection with the lease, the Company expensed rents of $2,722,000 in 2002, $17,240,000 in 2001 and $17,784,000 in 2000, of which 50% was eliminated in consolidation. The Company's equity in unconsolidated partnership's loss during the year was $458,000 in 2002, $3,702,000 in 2001 and $4,215,000 in 2000. Distributions received from Tropicana Enterprises during the year were $489,000 in 2002, $5,511,000 in 2001 and $5,333,000 in 2000. The purchase, however, increases depreciation and interest expenses and decreases interest income after February 28, 2002. As part of the acquisition, the Company acquired the 50% interest in the Tropicana trademark, an intangible asset with an indefinite life, that it did not already own as part of its interest in the partnership, at an allocated cost of $22,172,000 based upon an appraisal report.

Summarized balance sheet information and operating results, prior to the acquisition, for the unconsolidated partnership are as follows (in thousands):

	JAN. 3, 2002
Income producing properties	$ 43,786
Other assets	8,312
Bank term loan payable	49,604
Other liabilities	1,507

	2002	2001	2000
Revenues	$ 2,722	$ 17,240	$ 17,792
Operating expenses	(473)	(2,795)	(2,743)
Operating income	2,249	14,445	15,049
Interest expense	(253)	(3,512)	(4,590)
Net income	$ 1,996	$ 10,933	$ 10,459

The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

	2002	2001	2000
Equity in unconsolidated partnership's loss	$ (458)	$(3,702)	$(4,215)

NOTE 4. OTHER INVESTMENTS

Other investments consist of the following (in thousands):

	JAN. 2, 2003	JAN. 3, 2002
CRDA deposits, net of a valuation allowance of $3,986 and $6,962	$ 10,242	$ 16,110
CRDA bonds, net of a valuation allowance of $1,461 and $1,450 and an unamortized discount of $2,774 and $2,763	5,022	4,867
CRDA other investments, net of a valuation allowance of $1,306 and $1,080	2,156	2,567
	$ 17,420	$ 23,544

The Company has a New Jersey investment obligation based upon its New Jersey casino revenues. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Deposits with the CRDA bear interest at two-thirds of market rates resulting in a fair value lower than cost. These deposits, under certain circumstances, may be donated to the CRDA in exchange for credits against future investment obligations. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that also bear interest at two-thirds of market rates. The CRDA bonds have various contractual maturities that range from 12 to 45 years. Actual maturities may differ from contractual maturities because of prepayment rights.

In April 2002, the Company commenced construction on a major expansion project at the Atlantic City Tropicana. The Company has an agreement with the CRDA for approximately $20,100,000 in funding in connection with this expansion project. As of January 2, 2003, the Company has received approximately $13,400,000 in funding from the CRDA under this agreement. At January 2, 2003, the Company had approximately $1,000,000 in available deposits with the CRDA that qualified for this funding and accordingly reclassified these amounts to accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also has an agreement with the CRDA for approximately $24,500,000 in funding in connection with an expansion project at the Atlantic City Tropicana completed in 1996. The Company receives funds from the CRDA to the extent that the Company has available funds on deposit with the CRDA that qualify for this funding. As of January 2, 2003, the Company has received approximately $24,200,000 in funding from the CRDA under this agreement. At January 2, 2003 and January 3, 2002, the Company had approximately $300,000 and $250,000, respectively, in available deposits with the CRDA that qualified and accordingly reclassified these amounts to accounts receivable.

NOTE 5. LAS VEGAS TROPICANA DEVELOPMENT

The Company is conducting feasibility studies to master-plan a potential development of the Las Vegas Tropicana site. The master plan envisions the creation of two separate but essentially equal and inter-connected sites. The north site would be developed by the Company. The south site would be held for future Company development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, the Company plans to complete a detailed design development effort with construction documents and estimated construction costs by the end of 2003, at which time the Company will decide whether or not to proceed. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $109,979,000, was $62,640,000 at January 2, 2003. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $7,458,000 at January 2, 2003. It is reasonably possible that the carrying value of some or all of these assets may change in the near term.

NOTE 6: INTANGIBLE ASSETS

Acquired intangible assets consist of the following (in thousands):

	JAN. 2, 2003		JAN. 3, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Debt issuance costs	$13,549	$ 5,003	$13,549	$ 3,570
Prepaid rent	7,327	—	1,000	—
Development costs	2,159	—	5,990	—
Gaming license renewal costs	1,852	220	2,459	1,005
Other	1,507	70	4,279	2,882
	$26,394	$ 5,293	$27,277	$ 7,457
Not subject to amortization:				
Tropicana trademark	$22,172		$ —	
Initial gaming licenses	10,352		10,352	
	$32,524		$10,352	

Amortization of acquired intangible assets (excluding prior year amortization of the Company's initial gaming licenses (see "Note 14. Amortization")) was $2,357,000 in 2002, $2,374,000 in 2001 and $2,221,000 in 2000.

Estimated future amortization expense for the acquired intangible assets subject to amortization at January 2, 2003 is as follows for each of the five years subsequent to January 2, 2003 (in thousands):

2003	$ 2,249
2004	2,573
2005	2,449
2006	2,263
2007	1,589

NOTE 7. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	JAN. 2, 2003	JAN. 3, 2002
8 7/8% Senior Subordinated Notes Due 2007; redeemable at a defined premium	$ 235,000	$ 235,000
9% Senior Subordinated Notes Due 2011; redeemable at a defined premium	175,000	175,000
Revolver; floating rate; 4.1% at January 2, 2003; matures June 30, 2005	25,000	—
Term loan; floating rate, 4.2% at January 2, 2003; matures June 30, 2005	48,250	48,750
Tropicana Enterprises Loan; floating rate, 3.5% at January 2, 2003; matures June 30, 2005	45,504	—
Other notes payable; 14.6%	—	225
Obligations under capital leases	327	1,112
	529,081	460,087
Less current portion	(5,015)	(1,428)
	$ 524,066	$ 458,659

Maturities of long-term debt for the five years subsequent to January 2, 2003 are as follows (in thousands):

2003	$ 5,015
2004	16,963
2005	97,087
2006	16
2007	235,000

On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. As part of the acquisition, the Company assumed the $48,921,000 Tropicana Enterprises Loan. The Tropicana Enterprises Loan calls for monthly principal payments of $366,000 to $419,000, with a final payment of approximately $34,000,000 due at maturity. The Tropicana Enterprises Loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at the borrower's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. As of January 2, 2003, the margin was at 0.50% less than the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly.

Interest on the 8 7/8% Senior Subordinated Notes due May 15, 2007 ("8 7/8% Notes") is payable semiannually on May 15 and November 15. At any time prior to May 15, 2003, the 8 7/8% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.438% of the principal amount and (ii) all required interest payments through May 15, 2003, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after May 15, 2003, the 8 7/8% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.438% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning May 15, 2006.

Interest on the 9% Senior Subordinated Notes due August 15, 2011 ("9% Notes") is payable on February 15 and August 15. At any time prior to August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning August 15, 2009.

The 8 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations of the Company and are subordinated in right of payment to all present and future senior indebtedness (as defined) of the Company. Upon change of control of the Company, the holders of the 8 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the 8 7/8% Notes and 9% Notes limit the ability of the Company to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

At January 2, 2003, the maximum amount available under the Revolver was $264,000,000, which left $239,000,000 available for future borrowing. The maximum amount available under the Revolver decreases by $12,000,000 on March 31, 2004, and quarterly thereafter. Interest is computed on the outstanding principal balance of the Revolver based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.50%, or the prime rate plus a margin ranging from zero to 1.25%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. As of January 2, 2003, the margin was at 0.75% less than the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. The Company incurs a commitment fee ranging from 0.225% to 0.4375% per annum on the unused portion of the Revolver.

The Term loan ("Term Loan") calls for quarterly principal payments of $125,000 on a calendar basis through June 30, 2004, and $11,875,000 beginning on September 30, 2004 through maturity. Interest is computed on the Term Loan based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%. Interest is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier.

The collateral securing the Revolver and the Term Loan, shared on a *pari passu* basis, consists of all the property of Tropicana Atlantic City, Ramada Express and the casino riverboat operations and, with certain exceptions, the stock of the Company's subsidiaries. The Revolver imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The Revolver also prohibits dividends on the Company's common stock (other than those payable in common stock) and repurchases of the Company's common stock in excess of $250,000,000 with limited exceptions. In addition, the Revolver contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow. The restrictions imposed on the Company by the Term Loan are similar to those imposed by the Company's senior subordinated debt.

NOTE 8. LEASE OBLIGATIONS

The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on revenues, the consumer price index and/or interest rate fluctuations. The leases extend for various periods up to 6 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 1 to 15 years, primarily under similar terms, and/or options to purchase at various dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Properties leased under capital leases are as follows (in thousands):

	JAN. 2, 2003	JAN. 3, 2002
Furniture and equipment	$ 2,254	$ 5,138
Less accumulated amortization	(2,150)	(4,476)
	$ 104	$ 662

Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $324,000 in 2002, $807,000 in 2001 and $2,397,000 in 2000.

Minimum future lease obligations on long-term, noncancelable leases in effect at January 2, 2003 are as follows (in thousands):

YEAR	CAPITAL	OPERATING
2003	$ 158	$ 4,502
2004	158	2,807
2005	44	1,782
2006	16	461
2007	—	294
Thereafter	—	84
	376	$ 9,930
Amount representing interest	(49)	
Net present value	327	
Less current portion	(127)	
Long-term portion	$ 200	

The above net present value is computed based on specific interest rates determined at the inception of the leases.

Rent expense is detailed as follows (in thousands):

	2002	2001	2000
Minimum rentals	$ 7,327	$ 13,005	$ 13,343
Contingent rentals	5,443	5,630	3,910
	$ 12,770	$ 18,635	$ 17,253

NOTE 9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	JAN. 2, 2003	JAN. 3, 2002
Deferred compensation and retirement plans	$ 15,219	$ 13,919
Deferred income	2,783	—
Accrued rent expense	—	7,699
Las Vegas Boulevard beautification assessment	348	375
	18,350	21,993
Less current portion	(870)	(1,498)
	$ 17,480	$ 20,495

NOTE 10. REDEEMABLE PREFERRED STOCK

A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock ("Series B Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan ("ESOP"). In 2001, the ESOP was merged into the Aztar Corporation 401(k) Plan ("401(k) Plan") and the assets of the ESOP were subsequently transferred to the 401(k) Plan.

Beginning January 1, 2001, the Series B Stock was held by the Aztar Corporation 401(k) Plan Stock and Insurance Trust. During 2002, 2001 and 2000, respectively, 3,584 shares, 4,411 shares and 6,022 shares were redeemed primarily in connection with employee terminations. At January 2, 2003, cumulative redemptions totaled 43,992 shares. The Series B Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares may be converted into common stock at $9.46 per share of common stock and have a liquidation preference of $100 per share plus accrued and unpaid dividends.

The shares that have been allocated to the participants' accounts and have vested are redeemable at the higher of $100 per share plus accrued and unpaid dividends, appraised value or conversion value, at the election of the participant upon becoming eligible to redeem Series B Stock. The excess of the redemption value of the Series B Stock over the carrying value is charged to retained earnings upon redemption. In order for a Series B Stock redemption to occur, a request for distribution is made by the participant or beneficiary. Those participants or beneficiaries who are eligible to redeem their Series B Stock are permitted to leave their Series B Stock in their account until an election for redemption is made or until federal statutes require a form of distribution. Series B Stock redemptions are uncertain due to the redemption being dependent upon an election made by the participant or beneficiary.

In the event of default in the payment of dividends on the Series B Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 11. CAPITAL STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 100,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 52,413,498 at January 2, 2003 and 51,748,464 at January 3, 2002. Common stock outstanding was net of 15,387,119 and 15,103,697 treasury shares at January 2, 2003 and January 3, 2002, respectively. One preferred stock purchase right ("Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $50.00 per one one-thousandth of a share, subject to adjustment. The Rights will expire in December 2009 if not earlier extended or redeemed by the Company at $.01 per Right.

In accordance with the Merger agreement, 666,572 shares of common stock that had not been claimed by the shareholders of Ramada were returned to the Company in December 1990 to be held as treasury shares until claimed. During 2001 and 2000, respectively, 206 and 500 shares were claimed. No unclaimed shares were held by the Company as of January 2, 2003 and January 3, 2002.

In 1999, the Board of Directors authorized the Company to make discretionary repurchases of up to 8,000,000 shares of its common stock. In 2000, the Board of Directors authorized the Company to make discretionary repurchases of up to 3,000,000 additional shares of its common stock. There were 2,334,700, 4,973,000 and 3,692,300 shares repurchased under this program in 2001, 2000 and 1999, respectively. This share repurchase program was completed in October 2001. In December 2002, the Board of Directors authorized the Company to make discretionary repurchases of up to 4,000,000 shares of its common stock and as of January 2, 2003, the Company repurchased 283,200 shares of its common stock under this authority. All purchases under the Company's stock repurchase program were made or may be made in the future from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors. Repurchased shares are stated at cost and held as treasury shares to be used for general corporate purposes.

The Company accepted 222, 1,081 and 95,543 shares of its common stock in 2002, 2001 and 2000, respectively, from employees and nonemployee Directors in lieu of cash due to the Company in connection with the exercise of stock options. Such shares of common stock are stated at cost and held as treasury shares to be used for general corporate purposes.

At January 2, 2003, January 3, 2002 and December 28, 2000, common shares reserved for future grants of stock options under the Company's stock option plans were 694,664, 1,427,331 and 1,690,999, respectively. At January 2, 2003, common shares reserved for the conversion of the Series B Stock were 592,000 and shares of preferred stock reserved for exercise of the Rights were 50,000.

NOTE 12. STOCK OPTIONS

The Company's 1989 Stock Option and Incentive Plan ("1989 Plan") expired in June 1999. The 1989 Plan had authorized the grant of up to 6,000,000 shares of the Company's common stock pursuant to options, restricted shares and performance shares to officers and key employees of the Company. Options granted under the 1989 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. During 1999, the Company adopted the 1999 Employee Stock Option and Incentive Plan ("1999 Plan"). The 1999 Plan has authorized the grant of up to 4,000,000 shares of the Company's common stock pur-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

suant to options, stock appreciation rights, restricted shares, deferred shares and performance shares to officers and key employees of the Company. Options granted under the 1999 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. Options granted on May 8, 2002, or later, under the 1999 Plan include an additional provision that provides for accelerated vesting under certain circumstances related to retirement, disability or death. The Company's 1990 Nonemployee Directors Stock Option Plan ("1990 Plan") expired in July 2000. The 1990 Plan had authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 1990 Plan have 10-year terms and vested and became exercisable on the date of grant.

During 2001, the Company's shareholders approved the 2000 Nonemployee Directors Stock Option Plan ("2000 Plan"). The 2000 Plan has authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 2000 Plan have 10-year terms. The 2000 Plan provides for the granting of options that vest and become exercisable on the date of grant. The 2000 Plan has been modified to also provide for the granting of options whereby a portion vests and becomes exercisable on the date of grant and the remainder vests and becomes exercisable evenly over varying terms depending on the date of the grant, subject to being a Company Director on those dates.

A summary of the Company's stock option activity and related information is as follows (in thousands of shares):

	2002		2001		2000	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
Beginning balance outstanding	4,185	$ 8.84	3,955	$ 8.18	4,222	$ 7.40
Granted	770	$21.38	542	$13.21	636	$11.55
Exercised	(665)	$ 6.77	(284)	$ 7.95	(820)	$ 6.91
Forfeited	(37)	$16.66	(28)	$ 9.34	(83)	$ 6.86
Expired	—	$ —	—	$ —	—	$ —
Ending balance outstanding	4,253	$11.37	4,185	$ 8.84	3,955	$ 8.18
Exercisable at end of year	3,002	$ 8.74	2,719	$ 7.70	2,060	$ 7.14
Weighted-average fair value of options granted during the year	$11.00		$ 6.28		$ 5.80	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes additional information about the Company's stock options (in thousands of shares):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
JANUARY 2, 2003					
$ 4.06 to $ 5.06	238	4.0 years	$ 4.99	238	$ 4.99
$ 6.75 to $ 7.75	1,491	5.4 years	$ 7.29	1,491	$ 7.29
$ 9.50 to $ 9.81	728	6.7 years	$ 9.80	701	$ 9.81
$11.00 to $14.75	1,085	7.9 years	$12.59	542	$12.37
$18.52 to $22.15	711	9.4 years	$21.80	30	$20.46
	4,253	6.9 years	$11.37	3,002	$ 8.74
JANUARY 3, 2002					
$ 4.06 to $ 5.50	443	5.0 years	$ 4.99	441	$ 4.99
$ 6.50 to $ 7.75	1,874	6.1 years	$ 7.25	1,577	$ 7.25
$ 9.13 to $ 9.81	803	7.6 years	$ 9.76	497	$ 9.77
$11.00 to $14.75	1,065	8.9 years	$12.56	204	$12.02
	4,185	7.0 years	$ 8.84	2,719	$ 7.70
DECEMBER 28, 2000					
$ 4.06 to $ 5.50	462	6.1 years	$ 4.97	449	$ 4.98
$ 6.50 to $ 7.75	2,065	7.2 years	$ 7.25	1,294	$ 7.20
$ 9.13 to $ 9.81	878	8.6 years	$ 9.76	292	$ 9.73
$11.00 to $14.75	550	9.4 years	$11.88	25	$12.21
	3,955	7.6 years	$ 8.18	2,060	$ 7.14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. BENEFIT PLANS

The Company has nonqualified defined benefit pension plans and a deferred compensation plan. These plans are unfunded. Effective January 3, 2003, the Company established the Aztar Corporation Nonqualified Retirement Trust for the benefit of employees covered by one of the Company's nonqualified defined benefit pension plans. The Company contributed $6,217,000 to this trust on January 9, 2003. The funds in the trust continue to be assets of the Company. The following table shows a reconciliation of the changes in the plans' benefit obligation for the years 2002 and 2001 and a reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets as of January 2, 2003 and January 3, 2002 (in thousands):

	Defined Benefit Plans		Deferred Compensation Plan	
	2002	2001	2002	2001
Projected benefit obligation at beginning of year	$ 10,133	$ 8,050	$ 5,866	$ 5,128
Service cost	—	—	13	14
Interest cost	725	680	413	412
Actuarial (gain)loss	1,723	1,674	361	598
Benefits paid	(271)	(271)	(324)	(286)
Projected benefit obligation at end of year	12,310	10,133	6,329	5,866
Plan assets	—	—	—	—
Funded status	(12,310)	(10,133)	(6,329)	(5,866)
Unrecognized actuarial (gain)loss	3,902	2,374	270	(91)
Unrecognized prior service cost	190	340	—	—
Net amount recognized	$ (8,218)	$ (7,419)	$ (6,059)	$ (5,957)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$ (8,890)	$ (7,962)	$ (6,329)	$ (5,957)
Accumulated other comprehensive loss (a)	672	543	270	—
Net amount recognized	$ (8,218)	$ (7,419)	$ (6,059)	$ (5,957)

(a) In the Consolidated Statements of Shareholders' Equity, accumulated other comprehensive loss relating to a minimum pension liability adjustment during the year is reported net of an income tax benefit of $140 in 2002 and $190 in 2001.

The components of benefit plan expense are as follows (in thousands):

	Defined Benefit Plans			Deferred Compensation Plan		
	2002	2001	2000	2002	2001	2000
Service cost	$ —	$ —	$ —	$ 13	$ 14	$ 14
Interest cost	725	680	596	413	412	417
Amortization of prior service cost	150	150	150	—	—	—
Recognized net actuarial (gain)loss	195	(55)	21	—	—	(13)
Cash surrender value increase net of premium expense	—	—	—	(318)	(287)	(261)
	$ 1,070	$ 775	$ 767	$ 108	$ 139	$ 157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in the measurement of the Company's benefit obligation are as follows:

	Defined Benefit Plans			Deferred Compensation Plan		
	2002	2001	2000	2002	2001	2000
Discount rate	6.50%	7.25%	8.50%	6.50%	7.25%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%	N/A	N/A	N/A

The Company has a defined contribution plan that covers substantially all employees who are not covered by a collective bargaining unit. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company matches 50% of the employee contributions that are based on up to 6% in 2002 and 2001 and up to 4% in 2000 of an employee's before-tax earnings. Compensation expense with regard to Company matching contributions was $2,431,000, $2,342,000 and $1,534,000 in 2002, 2001 and 2000, respectively. The Company contributed $4,390,000, $4,039,000 and $3,936,000 in 2002, 2001 and 2000, respectively, to trusteed pension plans under various collective bargaining agreements.

NOTE 14. AMORTIZATION

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Effective January 4, 2002, the Company ceased amortization of the cost of its initial gaming licenses because it was determined, under the criteria established in SFAS 142, that these assets have an indefinite life. Amortization expense related to the cost of the Company's initial gaming licenses was $2,673,000 in 2001 and $2,625,000 in 2000.

A reconciliation of the Company's reported net income to proforma net income to give effect to SFAS 142 is as follows (in thousands, except per share data):

	2002	2001	2000
Reported net income	$ 58,859	$ 58,009	$ 53,117
Addback: Initial gaming licenses amortization, net of income tax of $1,069 in 2001 and $1,050 in 2000	—	1,604	1,575
Proforma net income	$ 58,859	$ 59,613	$ 54,692
Net income per common share:			
Reported net income	$ 1.56	$ 1.53	$ 1.28
Initial gaming licenses amortization	—	.04	.04
Proforma net income	$ 1.56	$ 1.57	$ 1.32
Net income per common share assuming dilution:			
Reported net income	$ 1.51	$ 1.48	$ 1.23
Initial gaming licenses amortization	—	.04	.03
Proforma net income	$ 1.51	$ 1.52	$ 1.26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES

The (provision) benefit for income taxes is comprised of (in thousands):

	2002	2001	2000
Current:			
Federal	$(18,933)	$(19,457)	$(20,143)
State	(5,124)	80	72
	(24,057)	(19,377)	(20,071)
Deferred:			
Federal	(12,284)	(12,854)	2,959
State	(633)	157	(466)
	(12,917)	(12,697)	2,493
	$(36,974)	$(32,074)	$(17,578)

The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. In connection with Internal Revenue Service ("IRS") examinations of the income tax returns for the years 1989 through 1996, an issue was resolved, which was the last remaining issue for the years 1989 through 1991, that resulted in an income tax benefit of approximately $7,500,000 in 2000. The issue related to the deductibility of the cost of meals served to certain employees on the Company's premises. The IRS maintained that the Tax Reform Act of 1986 reduced this deduction. We recorded provisions in prior years based on the IRS position; however, we believed that these employee meals were fully deductible. The United States Tax Court decided in favor of the IRS in a case involving Boyd Gaming Corporation ("Boyd Gaming Case"). In 1999, the Boyd Gaming Case was overturned in the United States Court of Appeals. This issue, as it pertained to us, was resolved with the IRS during 2000.

In 2002, the Company settled the remaining two issues with the IRS related to the examination of the Company's income tax returns for the years 1992 and 1993. The two issues involved the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the Restructuring. The settlement resulted in a tax benefit of $1,041,000. The IRS is examining the Company's income tax returns for 1994 through 1999 and has settled for all but the same two issues. The Company has estimated and provided for income taxes and interest in accordance with the IRS position. It is reasonably possible that these two issues for 1994 through 1999 could be favorably settled in the near term. The New Jersey Division of Taxation is examining the New Jersey income tax returns for the years 1995 through 1998. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

The Company has received proposed assessments from the Indiana Department of Revenue ("IDR") in connection with the examination of the Company's Indiana income tax returns for the years 1996 through 2000. Those assessments are based on the IDR's position that the Company's gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. The Company filed a petition in Indiana Tax Court for the 1996 and 1997 tax years and oral arguments were heard in April 2001. The Company has filed a formal protest for the years 1998 through 2000. The Company believes that it has meritorious legal defense to those assessments and has not recorded an accrual for payment. It is reasonably possible that the Company's estimate may change in the near term. The amount involved, including the Company's estimate of interest, net of a federal income tax benefit assuming continuation through January 2, 2003, was approximately $9,700,000 at January 2, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General business credits are taken as a reduction of the provision for income taxes during the year such credits become available. The (provision) benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items (in thousands):

	2002	2001	2000
Tax (provision) benefit at U.S. federal income tax rate	$ (33,542)	$ (31,529)	$ (24,743)
State income taxes, net	(3,693)	(230)	(256)
Nondeductible business expenses	(628)	(399)	(1,053)
IRS examination	567	(368)	7,403
General business credits	412	525	496
Ramada tax sharing agreement	—	—	696
Other, net	(90)	(73)	(121)
	$ (36,974)	$ (32,074)	$ (17,578)

The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities are as follows (in thousands):

	JAN. 2, 2003	JAN. 3, 2002
Net operating loss carryforward	$ 2,026	$ 2,074
Accrued rent expense	—	6,458
Accrued bad debt expense	10,525	12,923
Accrued compensation	8,318	7,865
Accrued liabilities	9,578	9,590
General business credit carryforward	—	3,718
Gross deferred tax assets	30,447	42,628
Deferred tax asset valuation allowance	(1,814)	(1,968)
Other	(7,681)	(6,426)
Partnership investment	—	(4,551)
Depreciation and amortization	(32,781)	(28,595)
Gross deferred tax (liabilities)	(40,462)	(39,572)
Net deferred tax assets (liabilities)	$ (11,829)	$ 1,088

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gross deferred tax assets are reduced by a valuation allowance. The beginning-of-year valuation allowance was reduced during 2002 and 2001, which caused a decrease in income tax expense of $154,000 and $305,000, respectively. The beginning-of-year valuation allowance was increased during 2000, which caused an increase in income tax expense of $393,000.

At January 2, 2003, the Company has net operating loss carryforwards for state income tax purposes that will expire in the following years if not used (in thousands):

2004	$ 479
2005	1,438
2006	970
2007 to 2021	45,832

NOTE 16. EARNINGS PER SHARE

The computations of net income per common share and net income per common share, assuming dilution, are as follows (in thousands, except per share data):

	2002	2001	2000
Net income	$ 58,859	$ 58,009	$ 53,117
Less: preferred stock dividends and losses on redemption	(848)	(794)	(886)
Income available to common shareholders	58,011	57,215	52,231
Plus: income impact of assumed conversion of dilutive preferred stock	448	476	—
Income available to common shareholders plus dilutive potential common shares	$ 58,459	$ 57,691	$ 52,231
Weighted-average common shares applicable to net income per common share	37,191	37,385	40,862
Effect of dilutive securities:			
Stock option incremental shares	1,058	948	1,000
Assumed conversion of preferred stock	592	630	715
Dilutive potential common shares	1,650	1,578	1,715
Weighted-average common shares applicable to net income per common share assuming dilution	38,841	38,963	42,577
Net income per common share	$ 1.56	$ 1.53	$ 1.28
Net income per common share assuming dilution	$ 1.51	$ 1.48	$ 1.23

NOTE 17. CONTINGENCIES AND COMMITMENTS

The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, the Company agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. The Company has recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments the Company could be required to make under these indemnifications is $8,500,000 at January 2, 2003. In connection with these matters, the Company's accrued liability was $3,833,000 at both January 2, 2003 and January 3, 2002.

The CRDA has issued bonds that are being serviced by its parking fee revenue. A series of these bonds are collateralized by a portion, $448,000 at January 2, 2003, of the Company's CRDA deposits. The portion that serves as collateral is a varying percentage of a portion of CRDA deposits that satisfy the Company's investment obligation based upon its New Jersey casino revenues. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent the Company's CRDA deposits are used to service these bonds, the Company would receive credit against future investment obligations. The Company's CRDA deposits serve as collateral for a one-year period, after which they become available for eligible investments. This arrangement continues through 2013. The Company received a fee for this arrangement that is being amortized on a straight-line basis through 2013. The Company's estimate of the maximum potential deposits that could be used to service CRDA bonds is $22,000,000 at January 2, 2003.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial position, results of operations or cash flows.

The Company has severance agreements with certain of its senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon salary levels and stock options at January 2, 2003, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $32,000,000 at January 2, 2003.

At January 2, 2003, the Company had commitments of approximately $147,000,000 for the Atlantic City Tropicana expansion project.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents (in thousands) the carrying amounts and estimated fair values of the Company's financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	JAN. 2, 2003		JAN. 3, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Other investments	$ 17,420	$ 17,420	$ 23,544	$ 23,544
Liabilities				
Accounts payable and accruals	3,833	700	3,833	750
Current portion of long-term debt	5,015	5,015	1,428	1,428
Current portion of other long-term liabilities	252	252	—	—
Long-term debt	524,066	533,141	458,659	471,834
Other long-term liabilities	2,531	2,531	—	—
Series B convertible preferred stock	5,601	10,025	5,959	10,607
Off-Balance-Sheet				
Letters of credit	—	3,433	—	1,874

The carrying amounts shown in the table are included, if applicable, in the Consolidated Balance Sheets under the indicated captions. All of the Company's financial instruments are held or issued for purposes other than trading.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Other investments consisted of deposits with the CRDA, CRDA bonds that bear interest at two-thirds of market rates resulting in a fair value lower than cost and other CRDA investments (primarily loans). The carrying amounts of these deposits, bonds and other investments are presented net of a valuation allowance and in the case of the bonds an unamortized discount that result in an approximation of fair values.

Included in accounts payable and accruals is the Company's accrued liability in connection with its indemnification of Ramada. The fair values were estimated using an expected present value method.

The fair values of the Company's publicly traded debt were estimated based on the bid prices in the public bond markets. The carrying amounts of the Revolver, the Term Loan and the Tropicana Enterprises Loan are reasonable estimates of fair values because this debt is carried with a floating interest rate.

The fair value of the Company's CRDA bond guarantee is estimated to be the same as the unamortized carrying amount of the guarantee premium.

The fair values reported for the Series B convertible preferred stock represents the appraised fair values as determined by an independent appraisal.

The fair values of the letters of credit were estimated to be the same as the contract values based on the nature of the fee arrangement with the issuing financial institution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. UNAUDITED QUARTERLY RESULTS / COMMON STOCK PRICES

The following unaudited information shows selected items in thousands, except per share data, for each quarter. The Company's common stock is listed on the New York Stock Exchange.

	First	Second	Third	Fourth (a)
2002				
Revenues	$ 205,994	$ 211,101	$ 218,106	$ 199,073
Operating income (b)	32,097	39,608	36,932	27,843
Income before income taxes (b)	21,672	29,126	26,802	18,233
Income taxes (c)(d)	(7,913)	(12,648)	(10,233)	(6,180)
Net income	13,759	16,478	16,569	12,053
Earnings per share:				
Net income per common share	.37	.44	.44	.32
Net income per common share assuming dilution	.35	.42	.43	.31
2001				
Revenues	$ 208,344	$ 210,856	$ 218,113	$ 212,150
Operating income	28,762	35,003	37,343	30,300
Income before income taxes	18,054	25,285	27,361	19,383
Income taxes	(6,663)	(9,273)	(9,536)	(6,602)
Net income	11,391	16,012	17,825	12,781
Earnings per share:				
Net income per common share	.29	.42	.47	.34
Net income per common share assuming dilution	.28	.40	.46	.33
COMMON STOCK PRICES				
2002 - High	$ 23.20	$ 25.90	$ 20.05	$ 15.13
- Low	17.25	17.90	12.40	11.00
2001 - High	13.75	14.99	16.15	18.80
- Low	8.88	10.50	9.75	11.84

(a) As a result of the Company's 52/53 week fiscal year, the fourth quarter 2002 included 13 weeks and the fourth quarter 2001 included 14 weeks.

(b) On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana and its equity in unconsolidated partnership's loss. The purchase, however, increases depreciation and interest expenses and decreases interest income after February 28, 2002.

(c) During the second quarter 2002, the State of New Jersey enacted the Business Tax Reform Act, which was retroactive to the beginning of 2002. As a result, the Company's second-quarter income tax provision included an additional $1,800 to provide for the effect of this new tax legislation on the Company's year-to-date results through the second quarter 2002.

(d) In the fourth quarter 2002, we settled the remaining two issues with the Internal Revenue Service related to the examination of the Company's income tax returns for the years 1992 and 1993. The two issues involved the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the Restructuring. The settlement resulted in a tax benefit of $1,041.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
AZTAR CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Aztar Corporation and Subsidiaries (the "Company") at January 2, 2003 and January 3, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, the Company ceased amortization of certain intangible assets effective January 4, 2002.

PricewaterhouseCoopers LLP

Phoenix, Arizona
January 31, 2003

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John B. Bohle [1, 2, 3*]
Independent Consultant
Los Angeles
Executive Recruiting

Frank J. Brady [1, a]
Retired, formerly Audit Partner,
Ernst & Young LLP
Phoenix
Public Accounting

Gordon M. Burns [1, 3, 5*]
Private Investor
Greenwich, CT

Linda C. Faiss [1, 3, 4, 5]
Co-owner and President
Faiss Foley Merica LLC
Las Vegas
Public Relations and
Government Affairs

Robert M. Haddock [2*, 4]
President and
Chief Financial Officer
Aztar Corporation
Phoenix

Robert S. Rosow [1*, 2, 5, b]
Independent Certified Public
Accountant
San Antonio

Paul E. Rubeli [4*]
Chairman of the Board and
Chief Executive Officer
Aztar Corporation
Phoenix

John A. Spencer [1, a]
Retired, formerly Executive
Vice President and Chief
Financial Officer
Del Webb Corporation
Phoenix
Real Estate Development

* Denotes committee chair
1 Audit Committee
2 Finance Committee
3 Nominating Committee
4 Executive Committee
5 Compensation and Stock Option Committee

a Mr. Brady and Mr. Spencer joined the board in November 2002.

b Mr. Rosow, an independent Certified Public Accountant who had served on Aztar's board since 1989 and was chairman of Aztar's audit committee, passed away February 8, 2003.

EXECUTIVE OFFICERS

Paul E. Rubeli
Chairman of the Board and
Chief Executive Officer

Robert M. Haddock
President and Chief Financial
Officer

Nelson W. Armstrong, Jr.
Vice President,
Administration, and
Secretary

Neil A. Ciarfalia
Treasurer

Joe Cole
Vice President, Corporate
Communications

Meridith P. Sipek
Controller

OPERATING OFFICERS

Dennis C. Gomes
President
Resort Operations

Gary J. Simpson
Senior Vice President
Finance and Development

James L. Brown
President and General
Manager
Casino Aztar Evansville

Hector H. Mon
President and General
Manager
Tropicana Resort and Casino,
Las Vegas

Susan G. Murphy
President and General
Manager
Ramada Express Hotel and
Casino, Laughlin

Pamela J. Popielarski
President and General
Manager
Tropicana Casino and Resort,
Atlantic City

George Stadler
Senior Vice President and
General Manager
Casino Aztar Caruthersville

SHAREHOLDER INFORMATION

Aztar Corporation common stock is traded on the New York Stock Exchange under the symbol AZR. Aztar had 6,820 shareholders of record as of March 20, 2003.

The annual meeting of shareholders of Aztar Corporation will be held at 11 a.m. Mountain Standard Time Thursday, May 15, 2003, at the Ritz-Carlton Hotel, 2401 E. Camelback Road, Phoenix, Arizona.

Shareholder address changes and inquiries regarding stock certificates may be directed to the company's transfer agent and registrar, Mellon Investor Services, LLC, P. O. Box 3315, South Hackensack, NJ 07606, or 85 Challenger Road, Ridgefield Park, NJ 07660. Inquiries also may be made by telephone at 800/522-6645 or on the Internet at www.melloninvestor.com.

Aztar's Annual Report on Form 10-K is filed with the Securities and Exchange Commission. For copies of this report at no charge, or for other information about the company, please write:

Aztar Corporation
Corporate Communications
2390 E. Camelback Road, Suite 400
Phoenix, Arizona 85016-3452
E-mail: azrcorp@aztar.com

Information about our company may also be obtained through our website at www.aztar.com.

AZTAR'S CASINOS

For information about or reservations at our casinos, please write or call:

Tropicana Casino and Resort
Brighton Avenue and the Boardwalk
Atlantic City, NJ 08401-6390
609/340-4000 or 800/257-6227
www.tropicana.net

Tropicana Resort and Casino
3801 Las Vegas Boulevard South
Las Vegas, NV 89109
702/739-2222 or 800/634-4000
www.tropicanalv.com

Ramada Express Hotel and Casino
2121 S. Casino Drive
Laughlin, NV 89029
702/298-4200 or 800-2-RAMADA
www.ramadaexpress.com

Casino Aztar
421 NW Riverside Drive
Evansville, IN 47708
812/433-4000
www.casinoaztar.com

Casino Aztar
777 East Third Street
Caruthersville, MO 63830
573/333-6000
www.casinoaztarmo.com

WE OPERATE CASINOS IN THE UNITED STATES, WITH APPROXIMATELY $1.2 BILLION IN ASSETS AND 2002 REVENUES OF APPROXIMATELY $835 MILLION. WE HAVE BEEN IN THE GAMING BUSINESS FOR MORE THAN 23 YEARS, AND TODAY OPERATE THREE CASINO HOTELS IN MAJOR GAMING MARKETS AS WELL AS TWO RIVERBOAT CASINOS. THE PROPERTIES ARE TROPICANA CASINO AND RESORT IN ATLANTIC CITY, NEW JERSEY, TROPICANA RESORT AND CASINO IN LAS VEGAS, NEVADA, RAMADA EXPRESS HOTEL AND CASINO IN LAUGHLIN, NEVADA, CASINO AZTAR IN CARUTHERSVILLE, MISSOURI, AND CASINO AZTAR IN EVANSVILLE, INDIANA.

OUR PRODUCT CONCEPT IS THE CREATION OF FUN, FANTASY, EXCITEMENT AND ENTERTAINMENT IN A CASINO GAMING ENVIRONMENT. EACH OF OUR CASINOS IS DESIGNED AND OPERATED TO SERVE THE UNIQUE DEMOGRAPHICS OF ITS PARTICULAR MARKET. OUR STAFF IS DEDICATED TO THE PRINCIPLES OF FRIENDLINESS AND SERVICE. OUR GOAL IS TO ENHANCE THROUGH OPERATING EXCELLENCE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT IN OUR COMPANY WHILE MAINTAINING A PRUDENT FINANCIAL POSITION.

